 * FOIA Confidential Treatment Request*

Confidential Treatment Requested by Eyenovia, Inc.

VIA FEDERAL EXPRESS

December 29, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re: Eyenovia, Inc.

Registration Statement on Form S-1

Filed December 19, 2017

File No. 333-222162

Dear Mr. Gabor:

On behalf of Eyenovia, Inc. (the “Company”), we are submitting this letter in response to comment No. 5 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your correspondence received on December 14, 2017 regarding the Registration Statement on Form S-1 filed on December 19, 2017 (“Registration Statement”). In this letter, we are responding only to comment No. 5 in the comment letter. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it.

Estimated Price Range:

Based upon discussions with the lead underwriters, the Company expects to include an estimated price range of $[*] to $[*] (the “Estimated Price Range”) per share, after effecting a 1-for-3.75 reverse stock split (“Reverse Split”), in an amendment to the Registration Statement that would be filed shortly before the commencement of a road show for the initial public offering (the “IPO”). The Estimated Price Range to be included in the preliminary prospectus is subject to further change, which may result from various factors, including, but not limited to, then-current market conditions and subsequent business, market and other developments affecting the Company and its markets.

5. We may have additional comments on your accounting for equity issuances including stock based compensation and convertible instruments. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of

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Confidential Treatment Requested by Eyenovia, Inc.

your common stock leading up to the IPO and the estimated offering price. Include the following in your analysis:

- The issuance dates and the fair value of the underlying stock at each date; and

- The significant factors, assumptions, methodologies used for each grant date.

In addition, to the extent the common stock fair value significantly varies from the preferred stock issuance price, tell us the factors that contributed to the difference and explain how you considered the fact that the preferred stocks are convertible at a 1-for-1 ratio and not redeemable.

Company Response –

During calendar year 2017, the Company did not issue any shares of common stock, but issued options and preferred stock as further described below. The Company granted options to purchase an aggregate of 3,366,534 shares of common stock at an exercise price of $0.52 per share (which, after giving effect to the Reverse Split, is equal to options for 496,686 shares at an exercise price of $1.95 per share). All of these options were granted on July 7, 2017.

As stated in the Registration Statement, stock options granted to employees and directors are based upon the fair value of the award and are measured on the grant date. For non-employees, the fair value of the award is re-measured on vesting dates and interim reporting dates until the service period is completed. The fair value is then recognized over the period which services are required which generally corresponds to the vesting dates. The Company’s Board of Directors (the “Board”) intended that all options be granted at an exercise price per share not less than the fair market value of the common stock on the date of grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value requires the Board to make complex and subjective judgements.

Stock Option Grants and Common Stock Valuations –

The fair value of our common stock was based upon an analysis completed by management that considered the cash sale prices of our convertible preferred stock. In addition, with input from management, the Board considered numerous factors including:

-	The Company’s stage of development
-	Rights, preferences and privileges of our preferred stock compared to our common stock
-	The Company’s financial condition and operating results
-	Status of the Company’s product development efforts and regulatory approval
-	Lack of marketability of our common stock

In March 2017, the Company engaged an independent third party valuation specialist to determine the fair value of the Company’s common stock at such time. Since the Company’s capital structure includes preferred equity, this third party valuation was done in accordance with the guideline outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The independent analysis utilized the Backsolve method since this method is generally considered the most reliable and recommended by the AICPA guide. In addition, the method utilizes the economics from a direct transaction in the Company’s securities in determining the fair market value. This method utilizes the Black Scholes option pricing model which allocated a probability weighted equity value to the

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Confidential Treatment Requested by Eyenovia, Inc.

Company’s Series A-2 preferred stock. The Series A-2 preferred stock was utilized since it included a new investor, was considered at arms’ length and closed in the fourth quarter of 2016.

The March 2017 independent appraisal utilized the Option Pricing Method (“OPM”) as the most reliable method with the following steps being applied:

-	Establishment of total enterprise or equity value;
-	Analysis of equity rights for each class of security;
-	Selection of appropriate model for valuation purposes;
-	Determination of key valuation inputs; and
-	Computation of the fair value of the subject security.

Under the OPM, it was determined the Company’s common stock had an allocated per share value of $0.86 per share (which, after giving effect to the Reverse Split, is equal to options at an exercise price of $3.23 per share). As a private company, the analysis provided for a discount for lack of marketability of 40% resulting in a fair market value of the Company’s common stock of $0.52 per share ($1.95 per share post reverse stock split) as of March 2017 based upon the independent appraisal. This price represents the same exercise price of the stock options granted by the Company in July 2017.

Preferred stock issuances and characteristics –

Below is a list of the preferred stock issuances of the Company in the last 18 months:

•	Series A2 issued on 10/6/16 – 2,985,100 shares at $1.40 per share (796,027 shares at $5.25 per share post reverse stock split)
•	Series B issued on 7/31/17 – 3,446,058 shares at $1.86 per share (918,949 shares at $6.98 per share post reverse stock split)

The Company’s preferred stock has the following rights compared to the Company’s common stock:

Liquidation Rights – The holders of preferred shares shall be entitled to receive, on a pari passu basis, prior to and in preference to any distribution to the holders of common stock, an amount per share equal to 1 times the original issue price plus any accrued and unpaid dividends;

Dividends – Preferred shareholders are entitled to receive noncumulative noncompounding dividends when, as and if declared by the Board of Directors prior and in preference to common shareholders;

Participation Rights – After the payment of the liquidation and dividend rights above, the holders of preferred stock are entitled to receive all remaining assets legally available for distribution on a pro rata basis with common shareholders;

Voting Rights – Preferred stock vote with common stock as a single class on an as converted basis on all matters that common stock is entitled to vote on. In addition, preferred stock are entitled to elect three directors as a single class and vote as a separate class on certain other matters under the Company’s Second Amended and Restated Certificate of Incorporation.

Based upon the characteristics of the preferred stock noted above, specifically the liquidation preference and participation rights, the Company believes that the value of the preferred stock is approximately 3 times the value of its common stock on a per share basis. The Company’s history of preferred stock sales and common stock issuances support this assertion. In addition, the independent appraisal and valuation

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Confidential Treatment Requested by Eyenovia, Inc.

report received in March 2017 also validated the Company’s common stock fair value pricing methodology which was approximately one third of the value of the last preferred stock sales price.

The Company believes that the difference between the historical fair value of its common stock and the midpoint of the Estimated Price Range is the result of the following factors:

-	Stock Market Conditions - The Estimated Price Range takes into consideration the valuation and performance of companies that the underwriters believe will be comparable to the Company as well as the recent performance of successful initial public offerings outside of the Company’s line of business.

-	Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s common stock – The independent appraisal and valuation report received in March 2017 reflected the illiquidity of the Company’s common stock as well as the uncertainty of an IPO. Given the proximity to the completion of a successful IPO, the Estimated Price Range represents the estimated fair value of freely tradable unrestricted common stock that will be sold in the public markets without discounts for illiquidity and lack of marketability.

-	Conversion of Preferred Stock – As noted above, the holders of the preferred stock enjoy substantial economic rights and preferences over the holders of common stock including liquidation preferences in the event of any liquidation, dissolution or winding up of the Company. The Estimated Price Range assumes the conversion of the Company’s convertible preferred stock upon the completion of its IPO which results in an increased common stock valuation due to the elimination of the preferred stock’s superior rights and preferences.

-	Enhanced Balance Sheet and Financial Resources – The Estimated Price Range assumes a successful offering which provides the Company with proceeds that (a) substantially strengthen the Company’s balance sheet as a result of increased cash and access to public company debt and equity markets and (b) increase the probability that the Company will be successful in its product development initiatives.

-	Product Development Milestones – In 2016, the Company developed procedures for mass production of its products. Since that time, the Company has not experienced any setbacks with respect to manufacturing of its products.

-	FDA Clinical Trials – In March 2017, the Company received notice from the FDA which allows the Company to proceed directly to phase III clinical trials on several of its products which, if successful, could accelerate the commercialization of the Company’s products. In December 2017, the Company had a meeting with the FDA to confirm phase III clinical trial plans for its myopia program.

Conclusion –

In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of its common stock complied with the requirements of Financial Accounting Standards Board’s Accounting Standards, the AICPA accounting and valuation guide and the Internal Revenue Code of 1986, as amended.

Eyenovia, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Tsontcho Ianchulev,

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Confidential Treatment Requested by Eyenovia, Inc.

Chief Executive Officer, Eyenovia, Inc., 501 Fifth Avenue, Suite 1404, New York, New York 10017, before it permits any disclosure of the double-underlined and highlighted information in this letter.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 917-289-1117. Thank you for your assistance.

Very truly yours,

/s/ Tsontcho Ianchulev
Tsontcho Ianchulev, Chief Executive Officer